January 31, 2014

VIA EDGAR & HAND DELIVERY

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn: Christina M. De Rosa

Re:                             MediWound Ltd.

Draft Registration Statement on Form F-1

Submitted December 23, 2013

CIK No. 0001593984

Dear Ms. De Rosa:

On behalf of our client, MediWound Ltd., an Israeli company (the “Company”), we confidentially submit herewith Amendment No. 3 (“Amendment No. 3”) to the above-referenced draft Registration Statement on Form F-1 (the “Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system.  The Registration Statement was initially submitted confidentially to the Commission on December 23, 2013.  In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated January 16, 2014 (the “Comment Letter”).

Set forth below are the responses of the Company to the Staff’s comments in the Comment Letter.  For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.  All page references in the responses set forth below refer to page numbers in Amendment No. 3.  Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 3.

General

1.                                      Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

Response:

The Company acknowledges the Staff’s comment and will provide all exhibits as soon as practicable.

2.                                      Please confirm that the images included in your draft registration statement are all of the graphic, visual or photographic information you will be including. If you intend to use any additional images, please provide us proofs of such materials. Please note that we may have comments regarding this material.

Response:

The Company will provide the Staff with copies of the additional artwork that it proposes to include in the prospectus, including any related support for claims and statistics therein in a subsequent filing or supplementally.

3.                                      Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company has not had any communications or authorized anyone to have communications with potential investors in reliance on Section 5(d) of the Securities Act of 1933 (the “Securities Act”). There has not been any published or distributed research reports about the Company by any broker or dealer participating in this offering in reliance on Section 2(a)(3) of the Securities Act. If the Company or anyone authorized by the Company engages in such communications in reliance on Section 5(d) of the Securities Act, or if any broker or dealer participating in the offering publishes any reports in reliance on Section 2(a)(3) of the Securities Act going forward, the Company will supplementally provide any such communications or research reports to the Staff as requested.

4.                                      We will deliver any comments to your confidential treatment request via separate letter. Please be advised that we will have to grant the confidential treatment request before we can act upon any request for effectiveness of the registration statement you will file.

Response:

The Company acknowledges the Staff’s comment and will respond to any of the Staff’s comments to the confidential treatment request via separate letter.

Prospectus Summary, page 1

5.                                      Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (“JOBS Act”), please disclose that you are an emerging growth company. Please also clarify the relief a company gets as a Foreign Private Issuer and the additional relief that you will enjoy as an emerging growth company. In addition, revise your prospectus to describe how you will eventually lose this additional JOBS Act relief under the JOBS Act and indicate that you have irrevocably decided not to avail yourselves of the relief from adopting new accounting standards. Please conform your disclosure in the Risk Factors section on pages 33 and 34 to comply with this comment.

Response:

The Company acknowledges the Staff’s comment and has added disclosure regarding the Company’s qualifications as an “emerging growth company” on page 6 of Amendment No. 3 in addition to stating that the Company is an “emerging growth company” on the cover of the prospectus within Amendment No. 3 and disclosing the relief available to the Company as a Foreign Private Issuer and emerging growth company on pages 35-37 and 66 of  Amendment No. 3. The Company has also included disclosure that it will not to avail itself of the relief from adopting new accounting standards, and that such election is irrevocable, on pages 6 and 66 of Amendment No. 3.

6.                                      Please define the following scientific terms to provide a reasonable investor with understanding of such terms:

•                  “proteolytic;”

•                  “sepsis;” and

•                  “ex vivo.”

Response:

The Company acknowledges the Staff’s comment and has revised the Registation Statement in Amendment No. 3 to include definitions  of the terms “proteolytic”, “sepsis”, and “ex vivo” in the “Business” Section on pages 75, 69 and 68, respectively.

Risk Factors, page 10

“We depend on key persons on our management team…,” page 20

7.                                      Please disclose the names of your key personnel who are not executive officers and explain why these additional people are considered to be key personnel.

Response:

The Company has revised the heading of the risk factor and the disclosure on page 22 to clarify that the key personnel the Company depends on are its executive officers. Such disclosure identifies the key personnel by the title of the executive officer.  The Company does not deem any of its employees who are not executive officers as key personnel.

8.                                      Please disclose any difficulties you have experienced attracting or retaining senior management or key personnel in the past.

Response:

The Company has revised the disclsoure on page 22 to clarify that while the Company has not had difficulites in attracting or retaining senior management or key personnel in the past, the Company may experience such difficulties in the future.

“We could be subject to product liability lawsuits…,” page 23

9.                                      Please disclose the amount of product liability coverage you have obtained.

Response:

The Company has revised Amendment No. 3 to include the amount of its product liability coverage on page 25.

“Our success depends in part on our ability to obtain and maintain…,” page 24

10.                               We note your statement that you are party to certain licenses for issued patents related to NexoBrid. Please disclose whether these are encompassed in the Klein License Agreement or other licensing agreements. If you are a party to other material licensing agreements that relate to either NexoBrid or EscharEx, please describe these agreements in the Business section and file them as exhibits to the registration statement. Please also identify the “certain license agreements” you refer to in the last sentence on page 24.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 26-27 of Amendment No. 3 to clarify that the agreements related to NexoBrid and its pipeline products are agreements with Mark Klein and L.R. R&D Ltd., an entity which is wholly-owned by Prof.  Lior Rosenberg. The agreement with Prof. Rosenberg was filed as Exhibit 10.4 to the Registration Statement and on January 27, 2013, the Company filed the Klein License Agreement, as amended as Exhibit 10.7 to Amendment No. 2 to the Registration Statement. The Company is seeking confidential treatment for portions of the Klein License Agreement and has submitted such requests concurrently with the January 27 submission of Amendment No. 2.

“As a foreign private issuer, we are permitted, and intend, to follow certain…,” page 33

11.                               This risk factor combines two technically distinct risk factors concerning: (1) being permitted to follow certain home country corporate governance practices instead of certain Nasdaq corporate governance requirements for domestic issuers; and (2) being exempt from certain Exchange Act disclosure requirements (e.g. Section 14’s proxy requirements) and subject to more lenient Exchange Act disclosure requirements in certain respects (e.g. not having to file Form 10-Qs or being permitted to provide executive compensation disclosure on an aggregate basis as long as individual disclosure is not required in the home country.) While both sets of risks hinge on your maintaining your status as a foreign private issuer, combining them in one risk factor results in an unduly long discussion that is cumbersome to read and potentially confusing for investors. Accordingly, please revise this risk factor by creating two distinct risk factors as outlined above.

In the second risk factor (regarding being subject to different Exchange Act disclosure requirements), please add to your discussion the different executive compensation disclosure standard for foreign private issuers (see Item 6.B of Form 20-F) and the fact that foreign private issuers are not subject to Regulation FD (see 17 CFR 243.101(b)).

Response:

The Company acknowledges the Staff’s comment and has separated the risk factor to create two risk factors on pages 35 and 36 of Amendment No. 3.  In addition, the Company has added disclosure on page 36 providing that the Company, as a foreign private issuer, is not subject to Regulation FD, and is permitted to provide compensation disclosure on an aggregate rather than an individual basis. Please see the Company’s response to Comment 19 for more information regarding compensation disclosure.

Use of Proceeds, page 40

12.                               We note your disclosure that management will have significant flexibility in applying the net proceeds of this offering. Pursuant to the requirements of Item 3.C.1. of Form 20-F, where you have identified the specific purposes for which you intend to use the offering proceeds, you must disclose the approximate amount of proceeds intended to be used for each such purpose. This includes:

•                  research and development;

•                  expanding your sales and marketing infrastructure;

•                  expanding your manufacturing capabilities; and

•                  general corporate purposes.

In addition, to the extent practicable, please estimate the stage of development you expect to reach with respect to each of your major product candidates as a result of the offering proceeds allocated to such programs. Specifically, please elaborate on the research and development amount to separately state the amounts that you expect to spend on each of the three planned or ongoing trials; the Phase III NexoBrid trial in USA, the pediatric Phase II NexoBrid trial in the EU and the Phase II EscharEx trial in Israel. Please also state how far the application of the proceeds to each of these trials will allow you to progress as to each such trial.

Response:

The Company has revised the disclosure related to its use of proceeds on pages 7 and 42 of Amendment No. 3 to include the approximate amount of proceeds intended to be used for each listed purpose. Additionally, the Company has added disclosure related to the use of proceeds in funding its clinical trials on page 42 and its expectation that the proceeds will allow the Company to conduct its clinical trials through 2016.  The Company supplementally informs the Staff that due to the uncertain cost associated with, and duration of, clinical trials, the Company is unable to provide a detailed breakdown of the projected use of proceeds for each trial or predict how far the application of proceeds will allow each trial to progress.

Capitalization, page 42

13.                               Please explain why you did not include liabilities in respect of Chief Scientist government grants in the Capitalization table.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Capitalization table includes only the accounts that are affected by the net proceeds of this offering, which includes the equity accounts on one hand and the cash balances and borrowings/loans, if any, on the other hand.  As the repayment of the liability in respect of the Chief Scientist government grants is based on future royalty payments derived from actual sales and is not expected to be affected by the net proceeds of the offering, such liability is not presented as part of the capitalization table.

14.                               Expand your pro forma disclosures in the filing to explain your basis for assuming the warrants will be exercised prior to the closing of the offering.

Response:

The Company acknowledges the Staff’s comment and has included disclosure on pages 44 and 134 of Amendment No. 3 reflecting the execution of an amendment to the warrants between the Company and its shareholders in December 2013. The amendment provides that warrants expire upon the Company’s initial public offering and the warrant holders may exercise, either in a cash or cashless manner, such warrants immediately prior to our initial public offering. Therefore, the Company assumes that all of the warrants will be exercised prior to the consummation of this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47

Financial Operations Overview, page 48

Operating Expenses, page 49

Participation by others, page 50

Participation by the Chief Scientist, page 51

15.                               Please file the contracts related to the grants from the Office of the Chief Scientist (“OCS”) or explain why you are not required to file them. Please also disclose the performance or other obligations that you must satisfy in order to maintain the grants wherever you describe these grants in the registration statement and the extent to which you do or do not have access to additional grant money from the OCS and the conditions related to additional grants.

Response:

The amount of funding obtained by the Company from the OCS was $0.9 million, $0.1 million and $0.5 million in 2013, 2012 and 2011, respectively. Accordingly, the dollar amount provided under the agreements (or letter of approval, as they are usually referred to) neither was, nor is, material to the Company’s business. Moreover, the principal requirements and restrictions that apply to the Company in connection with OCS grants are not contained in the agreements themselves, but rather in the Law for the Encouragement of Industrial Research and Development of 1984. The Company has detailed the requirements, restrictions and obligations, including with respect to additional grants, on pages 38 and 53 of Amendment No. 3. Therefore, the agreements themselves are agreements entered into in the ordinary course within the meaning of Item 601(b)(10)(ii) of Regulation S-K upon which the Company is not substantially dependent (as set forth in subparagraph (B) thereof). Accordingly, the Company respectfully submits that it is not currently required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Application of Critical Accounting Policies and Estimates, page 60

Equity-based compensation, page 60

16.                               Please confirm that no other stock options have been granted that have not already been disclosed and update that confirmation through the date the filing goes effective.

Response:

The Company acknowledges the Staff’s comment and informs the Staff that on December 24, 2013, the Company granted stock options to certain employees pursuant to the Company’s 2003 Plan. The Company has added disclosure related to such grants on pages 64-65. Additionally, the Company confirms to the Staff that the Company has not granted any stock options in the years ended December 31, 2012 and 2013, other than as disclosed in Amendment No. 3.

17.                               We may have additional comments on your accounting for equity-based compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Response:

The Company acknowledges the Staff’s comment and will provide quantitative and qualitative disclosure to explain any difference between the estimated offering price and the fair value of each equity issuance once an estimated offering price is determined.

Fair value of financial instruments, page 63

18.                               Please revise your disclosure in this section and elsewhere in the filing to clarify that the obligation to pay Teva future royalty payments no longer includes amounts from the sale or license of the PolyHeal products since the license to the PolyHeal products has expired.

Response:

The Company acknowledges the Staff’s comment and has added disclosure related to the expiration of the license to the PolyHeal Product throughout Amendment No. 3.

Management, page 98

Compensation of Officers and Directors, page 114

19.                               Please supplementally advise us whether you are required to disclose, or otherwise have disclosed, the executive compensation of your named directors and executive officers on an individual basis in Israel. See Item 6.B. of Form 20-F.

Response:

The Company supplementally advises the Staff that it is not required to provide individual disclosure of the annual compensation to its directors and senior management for the most recently completed fiscal year under the laws of the State of Israel. This is due to the fact that the Company is not and will not be deemed a reporting company under the Israeli Securities Law. Only a company that qualifies as a reporting company in Israel as defined under the Israeli Securities Law is required to comply with the reporting obligations of this law and the regulations promulgated thereunder. The Company has also not otherwise disclosed such information. Accordingly, the Company believes that it is permitted to furnish compensation information on an aggregate basis under Item 6.B of Form 20-F.

Under Israeli law, the Company will be required to disclose, and seek shareholder approval for, any material change in the existing terms of employment or in the compensation payable to the Company’s CEO following the IPO, and any terms of employment and compensation payable to any director or CEO who may be appointed following the IPO. In addition, within nine months of the IPO, the Company will be required to present a compensation policy for approval by its shareholders. The compensation policy will contain a framework for compensation of directors and senior management, including a number of mandatory elements, so that even if individual compensation is not disclosed, investors will still have an understanding of the compensation of directors and senior management who will be appointed any time after the IPO.

20.                               Please update your disclosure of executive compensation to include 2013 executive compensation information.

Response:

The Company has updated Amendment No. 3 to include the 2013 executive compensation information.

Principal Shareholders, page 117

21.                               Please indicate whether your major shareholders have different voting rights, or an appropriate negative statement, as required by Item 7.A.1.c. of Form 20-F.

Response:

The Company has added disclosure on page 120 providing that all shareholders have identical voting rights.

Certain Relationships and Related Party Transactions, page 120

22.                               Please file the Shareholders’ Right Agreement and the financing agreements with Clal Life Sciences, L.P. or explain why you are not required to file them.

Response:

The Company acknowledges the Staff’s comment and respectfully submits that the Company and its shareholders are terminating the Shareholders’ Rights Agreement and entering into a new shareholders’ right agreement. The new agreement has not yet been finalized.  The Company will file such amended agreement as soon as practicable.

Additionally, the Company respectfully submits that it does not believe that the financing agreements with Clal Life Sciences, L.P. (“CLS”) are required to be filed as exhibits because they are not material to the Company’s business.  Under the financing agreements, as described on page 124 of the Registration Statement, the financing provided by CLS was either repaid or converted by the Company in August 2013, through the issuance of ordinary shares and warrants to purchase ordinary shares of the Company.  As the financing agreements have been fully repaid or converted and the Company’s repayment and conversion are described on page 124, the filing of such agreements would not provide additional material insight to investors. As these agreements are not material to the Company, the Company respectfully submits that it is not currently required to file such agreements pursuant to Item 601(b)(10) of Regulation S-K.

Supply Agreement with Challenge Bioproducts Corporation Ltd.

23.                               Please explain how and why the supply agreement with Challenge Bioproducts Corporation Ltd. is apparently an affiliated agreement.

Response:

The agreement with Challenge Bioproducts Corporation Ltd. is not an affiliated agreement. Accordingly, the Company has moved the disclosure related to the supply agreement to the “Business” Section and deleted it from the “Certain Relationships and “Related Party Transactions” Section.

Klein License Agreement, page 122

24.                               Please disclose each party’s termination rights under the Klein License Agreement. Please also disclose the patents that you license from Klein and whether the patents relate to composition of matter or method of use or process. Please also disclose your performance or other obligations that you will have to satisfy in order to maintain the license. Lastly, please file both the 2000 license agreement and the 2007 amendment as exhibits to your registration statement.

Response:

The Company acknowledges the Staff’s comment and has added disclosure on page 85 of Amendment No. 3 related to the patent, the termination rights and the Company’s performance and other obligations under the Klein License Agreement.

Additionally, on January 27, 2014, the Company has filed the Klein License Agreement, as amended, as Exhibit 10.7 of Amendment No. 2 to the Registration Statement. The Company is seeking confidential treatment for portions of the Klein License Agreement and has submitted such requests concurrently with the January 27, 2014 filing of Amendment No. 2.

Description of Share Capital, page 123

25.                               If your shares currently trade in Israel or elsewhere, please provide the offer and listing information set forth in Item 9.A.4. of Form 20-F.

Response:

The Company supplementally advises the Staff that the Company’s shares do not currently trade in any jurisdiction.

Shares Eligible for Future Sale, page 130

Lock-Up Agreements, page 130

26.                               When available, please file a form of the lock-up agreement as an exhibit to your registration statement.

Response:

The Company acknowledges the Staff’s comment and will file a form lock-up agreement as soon as practicable.

Underwriting, page 144

27.                               Please disclose the manner of determining the initial public offering price of your shares, as required by Item 9.A.2. of Form 20-F.

Response:

The Company has added disclosure relating to the manner of determination of its initial public offering price on page 146 of Amendment No. 3.

Enforceability of Civil Liabilities, page 150

28.                               Please be advised that the consent of counsel to be filed as Exhibit 23.2 should also include consent of counsel to the use of its name on page 150 of the prospectus.

Response:

The Company acknowledges the Staff’s comment and will ensure that the consent of counsel to be filed as Exhibit 23.2 will include consent of counsel to the use of its name in the prospectus.

Notes to Consolidated Financial Statements, page F-8

Note 11: Chief Scientist Government Grants, page F-20

29.                               Please explain the difference between the $9,400 disclosed at the bottom of the note and the $6.4 million disclosed on page 79 and also reflected in the table in the note. In addition, please explain the difference between the $9.6 million disclosed on page 79 and elsewhere in the document as the balance of the commitments to the OCS as of September 30, 2013 and the $6.8 million disclosed on the balance sheet.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 11 of the financial statements and on page 82 of Amendment No. 3 to better clarify the difference between (i) the balance of the total gross amount of the principal (actual grants received from the OCS) plus accumulated interest and (ii) the amortized cost of the liability in respect of its commitments for future royalty payments to the OCS, as presented on the balance sheet for the same date.

As described in Note 2(h) to the financial statements, in accordance with IFRS accounting standards, the research and development grants received from the OCS are recognized upon receipt as a liability, while the royalty payments are treated as a reduction of the liability.  A liability for the grant is first measured at fair value using a discount rate that reflects a market interest rate.  The difference between the amount of the grant received and the fair value of the liability is recognized as a reduction of research and development expenses. After the initial recognition, the liability is measured at amortized cost using the effective interest method.

The $9.9 million disclosed at the bottom of Note 11 represents the total gross amount of grants actually received by the Company from the OCS, including accumulated LIBOR interest as of December 31, 2013, while the $6.6 million disclosed in page 82 and in Note 11 represents the amortized cost of the liability as of that date, which is calculated as the discounted cash flows of the expected royalty payments to the OCS of the $9.9 million using a discount rate that reflects the market rate of interest.

Accordingly, the $9.9 million disclosed on page 82 and the $6.6 million disclosed on the balance sheet are the respective balances of the total gross amount of grants received and the amortized cost of the liability, as explained in the previous paragraph, as of December 31, 2013.

The increase of the gross balance from $9.4 million to $9.9 million was due to additional accrued interest for the year ended December 31, 2013 along with additional grants actually received during that period. However, the increase in the liability on the balance sheet from $6.4 million to $6.6 million is mainly due to the accretion of the amortized cost of the liability using the effective interest method over the year ended December 31, 2013.

Note 12: Financial Instruments, page F-21

30.                               Please provide us with an analysis of how you concluded that the right to repurchase your shares from Teva was a derivative instrument including the authoritative accounting literature that you relied upon. Please include in your analysis how you concluded that it was appropriate to record financial income in the amount of $15.4 million for the revaluation to fair value of the option to repurchase the shares and why it is appropriate to record an asset at December 31, 2012. Tell us your consideration of the statement “No gain or loss shall be recognized in profit or loss on the purchase, sale, issue or cancellation of an entity’s own equity instruments” in paragraph 33 of IAS 32.

Response:

The Company acknowledges the Staff’s comment and supplementally submits that the Company’s right to repurchase its shares from Teva was granted as part of the 2007 Teva Agreement, as amended on December 30, 2010.  The amended agreement provided that in the event of a termination of the collaboration with Teva for the development of NexoBrid or PolyHeal, the Company would have the right to repurchase all of its shares that were purchased by Teva (the ‘‘Repurchase Rights’’), in exchange for either of the following options at its sole discretion:

(a)         a cash payment amounting to the total amount actually paid by Teva to the Company and its shareholders for the shares purchased under the agreement, or

(b)         future royalty payments of 20% on sales of NexoBrid and the PolyHeal product, up to certain caps as set forth in the Amended Agreements.

The Repurchase Rights were exercisable for a period of 180 days from the termination of the collaboration agreements.

The Company had initially examined whether the Repurchase Rights met the definition of a financial asset under paragraph 11 of IAS 32 and specifically paragraph 11(d)(ii) that includes in the definition, “a contract that will or may be settled in the entity’s own equity instruments and is a derivative that will or may be settled other than by the exchange of a fixed amount of cash or another financial asset for a fixed number of the entity’s own equity instruments”. The Company concluded that these rights represent a derivative financial asset because it had the discretion to exercise the option in exchange for future royalty payments which cannot be considered as a fixed amount of cash (in other words, the exercise price of the options varies based on the future royalties and accordingly does not meet the “fixed for fixed” criteria). The Repurchase Rights also met the definition of a “derivative” under paragraph 9 of IAS 39, which stipulates that all three of the following characteristics be met:

(a)         “the instrument’s value changes in response to the change in a specified interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index, or other variable;

(b)         it requires no initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors; and

(c)          it is settled at a future date.”

In the Company’s case, (a) the value of the option changes in response to changes in the interest rates used to calculate the present value of the future cash flows and to changes in the underlying share price; (b) the Company was granted the option for no consideration, that is, the initial net investment was zero; and (c) the option was exercisable only upon termination of the collaboration with Teva and only for a period of 180 days thereafter, and therefore, the option was determined to be settled at a future date.

As a derivative instrument, the Repurchase Rights were measured at fair value through profit or loss at each reporting period. However, from the grant date through the termination of the collaboration with Teva in December 2012, the Repurchase Rights had no value because the probability for the termination of the collaboration was effectively zero, as Teva’s decision to terminate the collaboration was a result of Teva’s internal strategic developments which were unrelated to the Company and would not have been made by a market participant. Upon the termination of the collaboration, the Repurchase Rights was exercisable, following which the Company revalued the rights and recorded a financial gain amounting to $15.4 million as a revaluation of derivative instrument. The fair value of the derivative was determined by using an acceptable option pricing model with underlying assumptions related to the expected volatility, expected life, expected dividend, risk-free interest rate and discounted cash flow models to determine the value of the Company’s shares.

The derivative asset was revalued until the Company exercised its Repurchase Rights in September 2013. The repurchase of the Company’s own equity was accounted for in accordance with the provisions of paragraph 33 of IAS32, which requires the Company to record the fair value of the repurchased shares against a reduction in equity (treasury shares) which was composed of both the fair value of the Repurchase Rights at the date of exercise and the fair value of the liability to pay future royalties.

c. Fair value, page F-21

31.                               For your liabilities in respect of the Chief Scientist government grants and the contingent consideration for the purchase of treasury shares classified as Level 3, please expand your disclosures to include a more detailed discussion of the valuation techniques and inputs used in the fair value measurement and provide quantitative information about the significant unobservable inputs used as required by IFRS 13.

Response:

The Company acknowledges the Staff’s comment and has revised the disclosure in Note 12(c) of the financial statements to include a more detail discussion with regard to the valuation analysis of the Chief Scientist government grants and the contingent consideration for the purchase of treasury shares.

*      *      *

Please do not hesitate to contact Joshua G. Kiernan at +44 20 7532 1408 or Jonathan Miner at (212) 819-8947 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP